

Ed Morgan · 3rd

CFO at VibeTech, Inc.

Sheboygan Falls Town, Wisconsin, United States ·

248 connections · Contact info

VibeTech, Inc.

Kellogg Executive Ec

Experience

CFO

VibeTech, Inc.

Jun 2015 – Present · 5 yrs 5 mos

Sheboygan, Wisconsin Area

VP, Secretary,Treasurer, CFO and Board Member for startup company making revolutionary vibration therapy equipment for recovery from muscle atrophy. NASA Technology Spinoff company.



VibeTech One

President

Self-employed

Jan 1989 – Jun 2015 · 26 yrs 6 mos

Financial counseling to Business Owners, Entrepreneurs, and Investors. Active participation in start-ups, acquisitions, divestitures.

Corporate Controller

First Interstate Bancorporation
Apr 1977 – Apr 1989 · 12 yrs 1 mo

Responsible for all financial reporting to sharehold
compliance.

Sr. Auditor
Ernst & Young
Jan 1973 – Mar 1977 · 4 yrs 3 mos
SE Wisconsin

Certified audits for manufacturing, utilities, health

Education

Kellogg Executive Education
Completion Certificate, Executive Development Pr
1984 – 1984

University of Wisconsin-Madison
BBA, Accounting
1966 – 1970

Licenses & certifications

CPA

Skills & Endorsements

Financial Reporting · 7

Daniel W. Bateman and 6 connections have given endorsements for this skill

Small Business · 7

Tom Detienne and 6 connections have given endorsements for this skill

Budgets · 5

Phyllis Thesier, MAT, CCC-SL, ACS-ALS and 4 connections l

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